Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

FOR IMMEDIATE RELEASE

CBOT URGES STOCKHOLDERS AND MEMBERS TO SUPPORT MERGER WITH CME

Sends Letter Outlining Advantages of Merger; Highlights Risks of ICE Proposal

CHICAGO, June 25, 2007 – CBOT Holdings, Inc., holding company for the Chicago Board of Trade (CBOT®) (NYSE: BOT), one of the leading global derivatives exchanges, sent the following letter to its stockholders and members, urging them to vote FOR the merger agreement with Chicago Mercantile Exchange Holdings Inc. (NYSE: CME) (CME) and related matters at the special meetings to be held on July 9, 2007:

June 22, 2007

Dear Stockholders and Members:

You are about to make a very important decision about the future of your business and your industry. On July 9th, you are being asked to cast a vote in favor of the merger of CBOT Holdings with Chicago Mercantile Exchange Holdings (CME). Together these two entities would create the largest and most competitive global futures exchange in the world.

Our Boards concluded after a thorough review of the proposal from ICE that a combination with CME is a much better strategic fit that will allow us to pursue immediate and long-term growth opportunities. We determined that the ICE proposal was NOT superior to the combination with CME. CME will help us compete and win in an increasingly competitive and rapidly changing global marketplace.

ICE Offer is Uncertain and Entails Higher Risk

We believe that the value of the ICE proposal is uncertain and that any combination with

June 22, 2007

ICE presents significant risk for all parties – stockholders, members and customers. There is no guarantee that any premium in short term value based on ICE’s current stock price will be there months from now when an ICE deal might be completed. In fact, some analysts think ICE’s current stock price is driven in part by speculation that ICE itself is a takeover target, and we do not believe ICE’s current stock price is an accurate measure of what CBOT Holdings stockholders would realize in a combination with ICE. So it’s simply misleading to compare 1.42 times ICE’s current stock price to the short term value of the CME transaction.

Risks related to integration and execution are real and could affect the long-term value of a combined company. The functionality and scale of ICE’s clearing and electronic platform would need to be significantly increased to support CBOT’s customers and trading volume. ICE likes to cite its integration of NYBOT as an example of its integration prowess. But ICE hasn’t integrated NYBOT in our view – ICE simply put NYBOT products on the screen. ICE did not move NYBOT’s clearing to ICE (or move ICE’s clearing to NYBOT) or integrate NYBOT’s technology staff. ICE doesn’t have any experience integrating a business on this scale. Keep in mind that in May 2007, CBOT traded 92 million contracts. By contrast, ICE and NYBOT combined traded only 16 million contracts in May. Clearly these are not comparable exchanges.

We believe it would take at least two years of integration planning and execution to get a functional, fully integrated platform that could support the volume and functionality that the CBOT enjoys today, and that even the two year horizon is aggressive and carries risk. Two years is a long time in an industry that is changing as rapidly as ours is. During that time, our competitors, including the CME, would be aggressively pursuing our customers, products and liquidity pools.

We think it is important to remind you of a few facts about the ICE proposal as it stands today:

•	The cash election value in the ICE proposal would be based on ICE’s stock price at the time of a closing of the proposed transaction – it’s not fixed.

➢	The CME tender offer provides a FIXED price of $560 per share.

•	ICE’s proposed dividend payment is much lower – it is offering a dividend payment of 29 cents/share for the third and fourth quarters and a 2008 payment based on earnings.

➢	We are offering a one-time dividend of $9.14 per share under the merger agreement with CME.

•

CBOE exercise rights would terminate upon an ICE/CBOT merger, denying ERP holders the ability to maximize the value of their exercise rights. Also, the ICE proposal requires approval by CBOE members, the Delaware court and the plaintiff class, so it is uncertain if or when ICE could pay ERP holders under the ICE/CBOE agreement.

➢	In the CME transaction, ERP holders can continue to pursue the litigation or sell their ERP shortly after the closing of merger.

June 22, 2007

CME/CBOT Combination Provides Greater Overall Value

The CME/CBOT combination provides you, our stockholders and members, with substantial advantages, including:

➢	Immediate cash payments

➢	Ability to focus on strategic growth initiatives from day one

➢	Low integration and execution risk

➢	Better protection of member rights

➢	Exercise right offer and guarantee with potential upside from litigation

We believe that all of these advantages are realizable, provable and tangible. The following outlines specifically why each is important and how they will affect you.

        Immediate cash payments

Immediately prior to the merger, each CBOT Holdings stockholder as of a designated record date will receive a CASH dividend of $9.14 per share of CBOT Holdings Class A common stock. If you own stock as of the record date, you will be entitled to the CASH dividend. Full members with 27,338 shares will receive approximately $250,000. And the dividend will be paid immediately prior to the closing of the transaction.

        Low integration risk

CME and CBOT have a proven track record in integration – we successfully combined our clearing functions and established the Common Clearing Link in nine months. We are planning to migrate our electronic trading to Globex by Q1 2008 and are targeting a trading floor consolidation by Q2 2008. This speed to integration will allow us to leverage the investments that the CBOT has already made in floor technologies.

We believe that ease of integration is an essential component when merging businesses as complex and technologically dependent as ours. Not only do we need to handle increased volume, we need to provide superior functionality to our customers. We are confident that the work that we have done together with CME preparing for this combination will allow us to deliver value to you, our stockholders and members, starting on Day One following the closing of the CME transaction.

        Ability to Focus on Strategic Growth Initiatives from Day One

The CME transaction will better position us to leverage new opportunities. For example, we expect the combined company to pursue OTC growth opportunities from Day One, which we expect will translate into greater revenue diversity. Our complementary products will also enhance the opportunities for revenue and growth synergies – synergies that we believe are realizable. They will come from the scalability of our

June 22, 2007

platforms, increased chances for global cross-selling, and product innovation from a combination of two world-class R&D teams.

Our organizations are poised to work together based on our integration teams’ work over the past seven and a half months. Any combination is challenging, but combining two entities that know and understand each other goes a long way toward eliminating risk and delivering value.

        Better Protection of Member Rights

We recognize the importance of protecting our members’ rights. We firmly believe that a combined CME/CBOT will better protect our members’ rights because of stronger governance provisions, including significant CBOT member representation on the board of directors of the combined company. Until 2012, rule changes that would impair business opportunities of CBOT members would require approval by a committee that includes a majority of CBOT directors. Also, our agreement with CME gives CBOT B-1 members the right to trade ALL new products traded at either CME or CBOT.

        Exercise Right Offer and Guarantee with Potential Upside from Litigation

We listened to our members’ concerns about CBOE exercise rights and worked to provide options for you that will allow you a guaranteed minimum value, with an ability to participate in the upside from the litigation. We also eliminated the $15 million cap that was in place on the CBOE litigation currently underway in Delaware.

Under the CME merger agreement, you have two options:

•	You can cash out shortly after the merger closes by selling your ERP to the CBOT for $250,000

—OR—

•	You can stay in the litigation, in which case we will guarantee a minimum value for your ERP of $250,000

You may have heard about a proposal from ICE and CBOE. Keep in mind that their proposal would require the approval of CBOE members, the Delaware court and the plaintiff class. Our purchase offer is only contingent on the closing of the CME merger.

We Urge you to Vote For the CME Merger

Our business is changing and consolidating at a very fast pace. Our ability to survive and thrive relies upon technology and functionality that can accommodate new products and innovation. We believe that the combination of CME and CBOT will create a global derivatives exchange that is unparalleled in scope, size and functionality. We urge stockholders and members to support this combination. Together the CME/CBOT will create value for stockholders, members and customers in both the short-term and the long-term.

June 22, 2007

Every vote is important. Whether or not you plan to attend the special meetings, please take the time to vote by following the instructions on the enclosed WHITE PROXY CARD (for CBOT Holdings stockholders) and BLUE PROXY CARD (for CBOT members). If you previously submitted a proxy for the meetings on July 9, 2007, you do not need to complete and submit the enclosed WHITE PROXY CARD (for CBOT Holdings stockholders) and BLUE PROXY CARD (for CBOT members) unless you desire to revoke your previous vote. If you previously submitted a proxy for the meetings on July 9, 2007, and you wish to change your vote, you may do so by following the instructions on the enclosed WHITE PROXY CARD (for CBOT Holdings stockholders) and BLUE PROXY CARD (for CBOT members).

For these reasons and the other reasons described in our proxy materials for the special meetings, on behalf of the boards of CBOT Holdings, Inc. and CBOT, we urge CBOT stockholders to vote FOR the adoption of the amended merger agreement and we urge CBOT members to vote FOR the matters related to the merger as described our proxy materials.

Sincerely,

Charlie Carey	Bernie Dan

If you have any questions or need assistance voting your shares, please contact our Proxy Solicitor: 17 State Street, 10th Floor New York, NY 10004 Stockholders Call Toll Free (866) 834-7793

Contacts: Media		Contact: Investors
Maria Gemskie	Harlan Loeb	Debbie Koopman
312.341.3257	312.861.4703	312.789.8532

About the CBOT

As one of the leading global derivative exchanges, the Chicago Board of Trade provides a diverse mix of financial, equity and commodity futures and options-on-futures products. Building on its 159-year history, the CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise. Using superior trading technology in both electronic and open-auction trading platforms, the CBOT provides premier customer service to risk managers and investors worldwide. For more information, visit our website at www.cbot.com.

June 22, 2007

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, dated June 5, 2007, regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of CBOT Holdings stockholders, CBOT members or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in the joint proxy statement/prospectus and CBOT Holdings’ other filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which are available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

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